Exhibit 99.2

Consent of Expert

We hereby consent to the use of and reference to our name and opinion in the prospectus supplement dated November 29, 2023 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (File No. 333-275215), as amended and supplemented, filed by GoldMining Inc. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”).

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

/s/ Sangra Moller LLP
Sangra Moller LLP
November 29, 2023
Vancouver, Canada